Exhibit: 12

FMC CORPORATION

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
(in Millions, Except Ratios)	2004	2003
Earnings:
Income from continuing operations before income taxes	$96.9	$15.9
Minority interests	2.1	1.5
Undistributed losses of affiliates	6.2	57.5
Interest expense and amortization of debt discount, fees and expenses	60.9	71.7
Amortization of capitalized interest	2.9	2.4
Interest included in rental expense	4.1	4.0

Total earnings	$173.1	$153.0

Fixed charges:
Interest expense and amortization of debt discount, fees and expenses	$60.9	$71.7
Interest capitalized as part of fixed assets	3.9	5.8
Interest included in rental expense	4.1	4.0

Total fixed charges	$68.9	$81.5

Ratio of earnings to fixed charges	2.5x	1.9x